UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2025

Benjamin B. Tran
Chief Executive Officer
Bimergen Energy Corporation (f/k/a, Bitech Technologies Corp.)
895 Dove Street, Suite 300
Newport Beach, CA 92660

Re: Bimergen Energy Corporation (f/k/a, Bitech Technologies Corp.)
Registration Statement on Form S-1
Exhibit Nos. 10.21, 10.22, and 10.28
Filed July 3, 2024
File No. 333-280668

Dear Benjamin Tran:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Energy and Transportation